ABITIBIBOWATER INC.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2
(514) 875-2160

October 1, 2009

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:       Mr. John Reynolds, Assistant Director

                         Division of Corporation Finance

                   RE:        AbitibiBowater Inc.

                                       Form 10-K

                                       Filed:  April 30, 2009

                                       File No. 001-33776

Dear Mr. Reynolds:

On behalf of AbitibiBowater Inc., a Delaware corporation (the "Company"), I am transmitting herewith for filing the Company's response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in its comment letter to Mr. David J. Paterson, President, dated September 17, 2009.

Set forth below is the Company's response.  For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.

Exhibits to Form 10-K

We note that exhibits 10.29, 10.30, 10.34, 10.35, 10.36, 10.37, 10.43, 10.46, 10.48, 10.49, 10.55, 10.56, 10.67 and 10.79 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself.  We also note that you have not filed all of the schedules, annexes, and/or exhibits to Exhibit 10.2 to the Form 8-K filed June 18, 2009 and Exhibit 10.1 to the Form 8-K filed September 4, 2009.  Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Securities and Exchange Commission

October 1, 2009

Response

The Company acknowledges its obligation under Item 601(b)(10) of Regulation S-K to file material agreements in their entirety, including all exhibits, attachments and schedules to such agreements.  Accordingly, in response to the Staff's comment, with its next Quarterly Report on Form 10-Q (for the quarter ending September 30, 2009), the Company will re-file Exhibits 10.34, 10.35, 10.43, 10.46, 10.48, 10.55 and 10.79 to its Form 10-K for the year ended December 31, 2008 (the "Form 10-K"), Exhibit 10.2 to its Form 8-K filed June 18, 2009 and Exhibit 10.1 to its Form 8-K filed September 4, 2009, each with all schedules, attachments and/or exhibits relating to such agreements, subject to any request for confidentiality where appropriate.  In addition, on a going forward basis the Company will comply with its obligations to file all schedules, attachments and/or exhibits to filed material agreements.

The Company respectfully advises the Staff that the agreement filed as Exhibit 10.67 to the Form 10-K did not omit any schedule or exhibit.  That agreement constitutes an amendment to the agreement filed as Exhibit 10.34 to the 10-K and includes as Exhibit B thereto the original agreement, as amended, but without the exhibits and schedules, which were unchanged.  Thus Exhibit 10.67 as filed was complete.

With respect to the other six (6) exhibits enumerated in the Staff's comment (specifically Exhibits 10.29, 10.30, 10.36, 10.37, 10.49 and 10.56 to the Company's Form 10-K) (collectively, the "Referenced Exhibits" and the related agreements, collectively, the "Referenced Agreements"), for the reasons set forth below, the Company does not believe such exhibits should be re-filed with all schedules and attachments.

First, each Referenced Agreement has been superseded by subsequent amendments.  The Referenced Agreements are therefore no longer operative.

Second, the Company points out that on April 16, 2009, it and certain of its U.S. and Canadian subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and on April 17, 2009, it and certain of its Canadian subsidiaries sought creditor protection under the Canadian Companies' Creditors Arrangement Act (collectively, the "Creditor Protection Proceedings").  The Referenced Exhibits and Referenced Agreements all relate to debt obligations of the Company and certain of its subsidiaries that existed at some time prior to the commencement of the Creditor Protection Proceedings.  The commencement of the Creditor Protection Proceedings automatically stayed the Company's obligations under such agreements as well as any action to enforce them.  The Company and certain of its subsidiaries thereafter entered into new debtor in possession financing arrangements and an amendment to their existing accounts receivable securitization program (the principal agreements of which have been or will be filed with the Commission), which agreements now constitute the principal financing arrangement of the Company.

Securities and Exchange Commission

October 1, 2009

The Company respectfully submits that it should not be required to re-file the Referenced Exhibits in view of the fact that the financing arrangements represented by the Referenced Agreements are no longer material as a result of (i) subsequent amendments that supersede the original agreements, (ii) later debtor in possession financing and other post-bankruptcy arrangements and (iii) the automatic stay on the Company's obligations with respect to the Referenced Agreements in connection with the Creditor Protection Proceedings.  As a result of such factors, there is virtually no likelihood that a reasonable investor would attach importance to the Referenced Agreements in determining whether to buy or sell the Company's securities (see Securities Exchange Act Rule 12b-2 definition of "material").  Nor do the Referenced Agreements any longer satisfy the definition of "material" established by the U.S. Supreme Court in TSC Industries v. Northway in that their terms cannot be considered to alter the total mix of information available to investors.

The Company acknowledges that no materiality threshold exists for purposes of determining whether exhibits to filed material agreements must be included under Item 601(b)(10), but in the present situation, the Referenced Agreements themselves are not material.  The Company believes that re-filing superseded and non-material agreements could result in investor confusion and impose an unnecessary burden on the Company at a time when its resources are strained.  Further support for this position is found by analogy in Item 601(a)(4) of Regulation S-K, which provides that if a previously filed agreement would no longer be required to be filed because it is no longer material, then there is no requirement to file an amendment to such agreement.

Finally, the Company reiterates its commitment, on a going forward basis, to fully comply with its obligations under Item 601(b)(10) of Regulation S-K to file all schedules, attachments and exhibits to filed material agreements.

*         *          *

Securities and Exchange Commission

October 1, 2009

In connection with the Company's response to the Staff's comment set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon

Jacques P. Vachon

Senior Vice President, Corporate Affairs and

Chief Legal Officer